WORLDWIDE CODE

OF EMPLOYEE AND

BUSINESS CONDUCT

Compliance with the Code is essential to preserving and enhancing Alcan's reputation as a responsible corporate citizen and ultimately to maximizing shareholder value.

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LETTER FROM THE PRESIDENT

AND CHIEF EXECUTIVE OFFICER

Dear Fellow Employees

At Alcan, we have always understood that our success is possible because of our values, which include integrity, accountability, trust and transparency, and teamwork. Alcan set an historical benchmark in ethical practice by first releasing a policy framework back in 1978 titled, Alcan, Its Purposes, Objectives and Policies, which was followed up by our first Code of Conduct in 1996. Given our substantial organizational change in recent years, the time is right to re-issue an updated Worldwide Code of Employee and Business Conduct, which supports and reinforces these values.

The Code requires that we exercise the highest degree of ethical conduct in all our dealings with or on behalf of Alcan. Despite the fact that this principle is entrenched in our culture, it is understood that in our working lives we often experience situations where the "right thing to do" is not immediately apparent. The interests of Alcan and those of fellow employees, customers, suppliers, families, communities and ourselves may seem to conflict at times. When we're faced with such complex situations, it can be difficult to decide just where the ethical path lies.

I encourage you to take time to read this important document. The principles that it contains are intended as a guide to making the "right choice". However, we know that no set of policy guidelines can hope to cover all the situations that we may encounter. When in doubt about any matter that may have ethical implications, you should seek guidance. This Code identifies the channels and procedures that we have established to help answer your questions or address your concerns.

Compliance with the Code is essential to preserving and enhancing Alcan's reputation as a responsible corporate citizen and ultimately to maximizing shareholder value. Violation of the Code is a serious matter that could subject you or Alcan to legal liability.

I truly believe in our values, forged over our long history, practiced by thousands of employees past and present and embodied in this Code. They are a critical part of the pride I have in being part of Alcan. To me, it's all a part of "doing the right thing!"

Travis Engen

May 10, 2002

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TABLE OF CONTENTS
LETTER FROM THE PRESIDENT AND CHIEF EXECUTIVE OFFICER	1
INTRODUCTION	3
WORLDWIDE CODE OF EMPLOYEE AND BUSINESS CONDUCT	4
Application of the Code to Non-Employees	4
Books and Records	4
Competition Issues	5
Confidential Information and Intellectual Property	6
Conflicts of Interest	7
Drugs, Alcohol Impairment and Firearms	8
E-mail and Internet Usage	8
Employee Use of Company Property	9
Environment, Health and Safety	9
Government Relations	10
Human Rights and the Workplace	11
Improper Payments to Officials	11
International Business	12
Marketing and Sales	12
Political Activity	13
Securities Law and Insider Trading	14
Sexual Harassment, Workplace Harassment and Violence	14
Shareholder, Media and Community Relations	15
Workplace Security	16
Compliance with the Code	16

QUESTIONS AND ANSWERS	17
COMPANY CONTACTS	29

Throughout this Code, "Company" or "Alcan" refers to Alcan Inc. and, where the context requires, one or more of its subsidiaries and related companies.

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 INTRODUCTION

Alcan is a multinational business with operations around the world in the aluminum and packaging fields. Our Company reflects the differing corporate and social characteristics that result from the many races, cultures and languages of the many countries in which we operate.

Ethical practices that are clearly understood and consistently followed are the means to strong and sustained growth. They enable us to build a competitive company while doing what is right. It is our firm belief that our Worldwide Code of Employee and Business Conduct is a fundamental component of our success.

An effective code must be more than a paper or web document. It must be known to all employees and live through their actions. To ensure that the Code is more than just a good concept, it is made available to all Alcan employees, consultants and suppliers, all of whom are bound by its principles in their dealings with or on behalf of Alcan. The Code is supplemented by Alcan's Policies Manual that is available on Alcan's intranet site (web.alcan.com).

If faced with uncertainty about what to do, we must stop and ask for help. We should refer to the relevant section of this Code, speak with our supervisors or, if preferred, communicate with any of the other points of contact indicated in the Code.

When confronted with a business decision that has ethical considerations, there are several questions that should be asked:

1. Am I adhering to the spirit and the letter of the laws or policies that may be involved?

2.Would I want my actions reported on the front page of the newspaper?

3.What would my family, friends or neighbours think of my actions?

4.Will there be any direct or indirect negative consequences for Alcan?

5. Are my actions consistent with the overall values set forth in the Code or Policies Manual?

We recognize that there may still be grey areas where reasonable people may disagree. We welcome and encourage open discussion in these situations.

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WORLDWIDE CODE

OF EMPLOYEE AND BUSINESS CONDUCT

APPLICATION OF THE CODE TO NON-EMPLOYEES
The Code is not just for employees. All consultants and suppliers are equally expected to adhere to this Code in all their dealings with or on behalf of the Company. We must ensure that they are aware of the contents of this Code, either by providing them with a copy or by referring them to the dedicated page on Alcan's Web site (www.alcan.com).

Although Alcan may not be able to require adherence to the Code in every joint venture and related company in which it participates, the principles in the Code are universal and so we should encourage its use in such organizations.

BOOKS AND RECORDS
All financial transactions are to be properly recorded in the books of account and accounting procedures are to be supported by the necessary internal controls. In turn, all Company books and records must be available for audit.

In relation to Alcan's books of account and Company records, we must:

1. not intentionally cause Alcan documents to be incorrect in any way;

2. not create or participate in the creation of any records that are intended to conceal anything that is improper;

3. properly and promptly record all disbursements of funds;

4. co-operate with internal and external auditors;

5. report any knowledge of any untruthful or inaccurate statements or records or transactions that do not seem to serve a legitimate commercial purpose; and

6. not make unusual financial arrangements with a customer or a supplier (such as, over-invoicing or under-invoicing) for payments on their behalf to a party not related to the transaction.

Suspected breaches of financial policy, which directly or indirectly affect Alcan's business, must be reported and investigated.

As far as practicable, contracts to which Alcan is a party should be in writing, leaving as little uncertainty as possible. "Side letters" or "comfort letters" that are not referred to in the main document should only be accepted or given with the advice of a Company lawyer.

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COMPETITION ISSUES
Alcan must act independently and in its own interest in all commercial situations affecting competitive conditions of trade and avoid practices that restrict competition.

Therefore:

1. never enter into any agreement or tacit understanding with our competitors, and avoid discussing competitive issues on such matters as:

a) the price or other terms on which Alcan or any of our competitors sell products;

b) the costs incurred or profits made by Alcan or any of our competitors in manufacturing products;

c) the rate of production or percentage of capacity utilization of Alcan or any of our competitors;

d) the customers to whom, or territories in which, Alcan or our competitors sell products; and

e) the type or amount of any product that Alcan or our competitors will manufacture or offer for sale;

2. when participating in joint ventures and industry associations involving competitors, limit communications to those actually required for the legitimate business of the joint endeavour;

3. deal fairly with all customers and suppliers, including those with whom we also compete;

4. respect our customers' freedom to conduct their business as they see fit, including the setting of prices at which they wish to sell their products;

5. avoid any use of coercion in the sale of products to customers, such as forcing a customer to purchase unwanted products;

6. refrain from using any market power or market information in a way which may restrict competition; and

7. avoid any unfair or deceptive act or practice.

It is the responsibility of each manager to comply with the letter and spirit of all competition laws as they apply to Alcan. In order to interpret specific situations, refer to the competition guidelines available on the intranet. Whenever in doubt, competition-sensitive issues must be brought to the attention of a Company lawyer.

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CONFIDENTIAL INFORMATION AND INTELLECTUAL PROPERTY
Confidential information includes: technical information about products or processes; vendor lists or purchase prices; cost, pricing, marketing or service strategies; non-public financial reports; and information related to divestitures, mergers and acquisitions. In addition, the way we put publicly-known information together, to achieve a particular result, is often a valuable trade secret.

Intellectual Property (IP) includes: patents, copyrights, trademarks and trade secrets. IP owners have rights granted to them under the law.

Confidential information, including that which relates to IP, is a valuable asset that could benefit a competitor if known to it or otherwise harm the Company if made public.We must be careful not to disclose such information to unauthorized persons, either within or outside Alcan, and must exercise care to protect the confidentiality of such information received from another party.

Confidential information can be protected under the law as a trade secret if it has value to others and the owner takes the necessary steps to protect it.

Therefore, we must:

1. be careful about where we discuss Alcan matters involving confidential information;

2. not disclose or use any Alcan confidential information for personal profit or advantage;

3. sign a patent and secrecy agreement, as necessary;

4. execute confidentiality agreements with persons outside the Company (including Alcan consultants) before discussing Alcan's confidential information;

5. while being alert to information in the marketplace, obtain competitive information only in accordance with sound business and ethical principles;

6. when approached with any offer of confidential information, ensure that both parties understand and accept the condition under which the information is received; and

7. discuss with a supervisor or a Company lawyer any unsolicited offer of confidential information in order to determine whether the information should be accepted or declined. This is particularly important if you have reason to believe it may have been obtained improperly.

We must always protect Alcan's confidential information and IP rights and we must also respect the same rights of others.

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We must always protect Alcan's confidential information and IP rights and we must also respect the same rights of others. Report any unauthorized use of Alcan's IP.

The Alcan trademark and tradename are among Alcan's most valuable assets. The presentation, use and protection of the Alcan trademark is governed by the corporate identity guidelines available on the intranet.

Alcan's policy is to licence one software package per employee-user, except when the licence provides otherwise or permits a network version of the software to be used. We must not copy software, protected by copyright law and/or licence agreements, unless the owner of the copyright or licence holder specifically grants, directly or indirectly, permission to do so.

CONFLICTS OF INTEREST
It is essential that we remain free of, or disclose, commitments and relationships that involve, or could involve, a conflict of interest with Alcan.

A conflict of interest can exist if you have a direct or indirect personal interest in a decision being made where that decision should be made objectively, free from bias and in the best interests of Alcan. It is important that even the appearance of a conflict of interest be avoided.

Any employee who believes that he or she may be affected by a conflict of interest must immediately disclose all relevant details to his or her supervisor.

There are some conflict-of-interest situations that we should disclose and for which we should obtain written approval before proceeding.

These include:

1. any consulting or other significant relationship with, or interest in, any supplier, customer or competitor;

2. any personal interest that is competitive with the interests of Alcan;

3. any business relationship on behalf of Alcan with any person who is a relative or a personal friend, or with any company controlled by such a person;

4. any position where we have influence or control over the job evaluation or compensation of any person who is a relative or personal friend;

5. any personal use or sharing of Alcan confidential information for profit, such as advising others to buy or sell Alcan property or products on the basis of such information;

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6. any personal sale to or purchase from Alcan; or

7. any acceptance of benefits, other than modest gifts and entertainment, from a person or organization dealing, or expecting to deal, with Alcan in a business transaction.

Anything that could present a conflict of interest to an employee could also present a conflict of interest if it is passed on to a family member or a third party who is receiving benefits for the employee. Common sense and good judgement must be exercised to avoid any perception of impropriety or conflict of interest.

DRUGS, ALCOHOL IMPAIRMENT AND FIREARMS
It is forbidden to possess or consume illegal drugs while working on Alcan premises. To remain competitive in today's business environment, it is essential that we make the best decisions; therefore, we expect that all our judgements be clear and unimpaired by drugs or alcohol. Firearms are permitted only in those areas and circumstances expressly authorized by management. These restrictions are established for the well-being and productivity of our employees and our Company.

E-MAIL AND INTERNET USAGE
E-mail and Internet systems are provided primarily for business use. E-mail is not entirely secure and may be susceptible to interception and creates a permanent record. Any e-mail you send may be printed by the recipient and forwarded by the recipient to others, and is probably retained on company computers for a substantial period of time. Therefore, Alcan's employees should exercise the same care, caution and etiquette in sending an e-mail message as they would in normal written business communications.

In relation to your Company Internet connection, do not download any data that is unprofessional or inappropriate for business use. In addition, all employee e-mail and Internet usage may be the subject of monitoring without notice.

For more information, refer to the related policies available on the intranet.

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EMPLOYEE USE OF COMPANY PROPERTY
Company property is for Company use. We must not:

1. obtain, use or divert Alcan property for personal use or benefit;

2. materially alter or destroy Alcan property without proper authorization; or

3. remove Company property or use Company services without prior management approval.

Some activities may have benefits to Alcan as well as to an individual employee and the distinction between the two may be difficult to establish. Accordingly, it is important that any use of Alcan property or services that is not solely for the benefit of Alcan be approved in advance by your supervisor.

Any suspected fraud or theft by employees or third parties must be reported.

ENVIRONMENT, HEALTH AND SAFETY
At Alcan, our goal is to protect and promote the environment and the health and safety of our employees and the communities where we operate.

As part of the overall approach to environment, health and safety (EH&S), we must:

1. be familiar with all EH&S policies, procedures and practices;

2. take responsibility for our environment, personal health and safety and that of co-workers and strictly adhere to EH&S regulations and practices;

3. identify hazards, assess risks and whenever possible, initiate corrective action and bring the matter to the attention of management;

4. promptly report EH&S incidents (such as spills, non-compliant emissions, occupationally-related injuries and illness, etc.) to local management to allow for investigation of causes and initiation of corrective and preventive measures;

5. promptly report EH&S incidents to appropriate legal authorities as required by local regulations;

. . . our goal is to protect and promote the EH&S of our employees and the communities where we operate.

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6. use personal protective equipment correctly; and 7. participate actively in EH&S training activities.

Our individual involvement in EH&S will contribute to the benefit of all.

GOVERNMENT RELATIONS
In the conduct of our business, government relations include all contacts with governments, their agencies and representatives, in national and local jurisdictions around the world. Many employees interact with various government agencies on a routine basis in accordance with established practices and procedures.

Though customs may vary from one country to another, there is only one standard for Alcan representatives, and that is conducting ourselves according to the highest ethical standards in all our dealings with governments.

We will cooperate with every legitimate request for information from government sources. Nevertheless, we must assert Alcan's basic legal rights, such as representation by counsel, where appropriate. Consequently, if a government authority requests information or access to files, advise that the matter must first be discussed with a Company lawyer. If, however, the authority (a police officer, for instance) has a search warrant, cooperate immediately but contact a Company lawyer without delay. Never destroy Alcan documents in anticipation of a request for those documents from a government agency.

When submitting information to any authority, we must take appropriate steps to protect its confidentiality. In many countries, information in government files is available to the public upon request. While the object of such laws is to promote open and accountable government, this can also allow competitors to obtain information about us.

Alcan must not retain a government employee to perform services except under written contract with the government specifying the nature of the services to be provided. Care must be taken so that the service provided cannot be misinterpreted as a means to provide improper payments. In some countries, hiring a government employee for any work is prohibited.

Limit entertainment of government representatives so that it does not compromise - or appear to compromise - the individuals involved or Alcan in any way.

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HUMAN RIGHTS AND THE WORKPLACE
Alcan is guided by principles of non-discrimination, respect for human rights and individual freedoms and conducts its global business in a manner that makes it an employer of choice.

In many ways, our workplace is our second home, where all of us are entitled to be treated with respect. Respect is central to a harmonious workplace, where the rights of employees are upheld, and where their dignity is affirmed, free of intimidation, discrimination or coercion of any kind.

We:

1. strive to maintain a work environment where personal dignity of the individual is respected;

2. do not permit discrimination or harassment on the basis of race, gender, national origin, religious belief or on the basis of any personal characteristic protected by law;

3. do not approve of the use of inappropriate language in the workplace, including profanity, swearing, vulgarity or verbal abuse;

4. do not permit coercion or intimidation in the workplace;

5. are unequivocally opposed to forced or child labour.

Respect is central to a harmonious workplace, where the rights of employees are upheld, and where their dignity is affirmed . . .

We respect employees' rights in relation to employment matters. While the Company will promote its position in a fair and legal manner, we recognize the right of employees to organize legally and bargain collectively.

IMPROPER PAYMENTS TO OFFICIALS
We must not offer improper payments when acting on behalf of the Company.

Alcan funds must not be used to make payment, directly or indirectly (through agents or otherwise), in money, property, services or any other form to a government official, political party or candidate for political office to induce the recipient to:

1. exert influence to assist the Company in obtaining or retaining business; or 2. commit any act in violation of a lawful duty.

If you are in doubt about the legitimacy of a payment that you have been requested to make, seek the advice of a Company lawyer.

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INTERNATIONAL BUSINESS
We operate on a global basis and are therefore subject to national and local laws and regulations that vary from one jurisdiction to another. Our policy is to comply with the laws wherever we do business.

In particular, we must:

1. ensure that payments made to agents or distributors are always for services rendered and are reasonable according to the nature of those services;

2. never expand business into a foreign country, where Alcan has not previously done business, without discussing it with management and a Company lawyer;

3. be aware of dealings with countries that are involved in conflicts or that are subject to international sanctions;

4. when involved in exports, observe all regulations that govern the shipment of Alcan's products and services to the importing country, as well as applicable international trade agreements;

5. be accurate when furnishing information to any person hired to facilitate export or import transactions; and

6. consult a Company lawyer for specific guidelines to deal with crossborder management of Alcan's business (including membership on the boards of directors of companies located in foreign countries).

MARKETING AND SALES
It is our policy to demonstrate the highest standards of integrity in all aspects of Alcan's business and to do business fairly and equitably.

This policy extends to the sale or purchase of services (such as, banking, consulting, advertising, engineering and maintenance) as well as to the sale or purchase of tangible goods and products.

In buying, we must choose suppliers fairly, except insofar as specific national government policy or legal requirements dictate.

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In marketing and sales, we must:

1. where comparisons are permitted by law, fairly compare our products, services or employees to those of our competitors;

2. make all price estimates and forecasts of future delivery dates clear and concise, subject to variations of supply and demand;

3. never give or receive improper payments or gifts to or from anyone in connection with the sale or purchase of products or services even at the cost of foregoing business opportunities; and

4. be alert to product liability concerns and, where applicable, warn our customers of any inherent dangers in the products sold.

It is our policy to demonstrate the highest standards of integrity in all aspects of Alcan's business . . .

POLITICAL ACTIVITY
As a general rule, we refrain from participating in political activities in the name of Alcan or in organizing such activities on Alcan property. However, we affirm each of our rights to express our political convictions, and to vote on them, in our capacity as private citizens.

Whether or not local laws restrict the use of corporate funds in support of political parties, it is our general policy not to make contributions to political parties at any level of government. Examples of activities that are in breach of this policy and may be illegal in some jurisdictions are:

1. the inclusion of a political contribution on an expense account. This would include, for example, a luncheon held by a political party, even though Alcan business affairs are discussed; and

2. the use of our facilities to assist the staging of a political event. This would include using Alcan telephones or enlisting Alcan staff to make contacts or prepare political materials.

In exceptional cases and where local law permits, a political contribution may be made with the approval of Alcan's Chief Executive Officer. Any such contribution must be consistent with our belief that Alcan's role is complementary to the responsibility of governments.

From time to time, issues of significant importance to the financial and business well-being of Alcan may arise in a political context. Alcan may participate in such political processes, according to local laws and the guidelines set forth in this Code, in order to advance its legitimate interests. Participation may include lobbying, publication of its views in the media and support of interested organizations.

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SECURITIES LAW AND INSIDER TRADING
We must refrain from buying or selling Alcan securities, products or raw materials while in possession of material non-public information about Alcan and refrain from passing such information on to others, which includes family and friends.

"Material non-public information" is information that is significant enough that, if publicly known, is likely to affect the market price of any of Alcan's securities (e.g. shares or bonds).

Here are some examples:

1. unpublished financial results, including unreleased quarterly and annual results;

2. major acquisitions or divestitures by Alcan;

3. important contracts that are signed or ended;

4. significant changes in our products;

5. increases or decreases in regular dividends paid by Alcan;

6. significant capital projects or significant changes to capital projects;

7. significant changes in senior management or to our Board of Directors; and

8. take-over bids or other change-of-control situations.

Whenever in doubt as to whether you may trade, refer to the trading policy on the intranet and/or contact a Company lawyer.

SEXUAL HARASSMENT, WORKPLACE HARASSMENT AND VIOLENCE
Sexual harassment may include unwanted sexual advances, sexual jokes, subtle or overt pressure for sexual favours, sexual innuendoes, and offensive propositions. These are not tolerated at Alcan. Sexual harassment is an act of a sexual nature that may result in adverse working conditions, including:

We do not tolerate workplace harassment or violence of any kind.

1. the creation of an intimidating, hostile or offensive work environment;

2. interference with an individual's work performance; and/or

3. limitation of an individual's opportunities for employment or advancement.

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We do not tolerate workplace harassment or violence of any kind. This includes threats, intimidation, bullying, subjecting individuals to ridicule or unwarranted exclusion.

Report any such behaviour or concerns, particularly about your personal safety or that of your colleagues. When the Company believes that harassment or violence has occurred, appropriate disciplinary action will be taken against those responsible, which may include dismissal.

SHAREHOLDER, MEDIA AND COMMUNITY RELATIONS
We value, and have benefited from, good relations with our shareholders. We always attempt to respond to their inquiries and requests as quickly as possible.

Requests from investors or shareholders for information concerning Alcan and its business should be forwarded to Alcan's Investor Relations department, whose coordinates can be found on the Alcan intranet.

Communications with external audiences, i.e., with the news media and investors, is essentially about communicating in an equitable, credible and timely manner. Alcan's credibility is key to building the value of its name and enhancing shareholder value.

Media interaction is the responsibility of authorized Alcan spokespersons, who ensure the timely and informed communication of relevant information. All spokespersons, or anyone dealing with the media, must demonstrate high standards of integrity and transparency, while refraining from unauthorized disclosure of proprietary or non-public information.

Alcan employees should make sure these spokespersons know about any relevant issue of local or national interest that relate to Alcan's business of which they may not be aware.

Alcan is committed to demonstrating that good corporate citizenship is compatible with achieving superior returns for its shareholders. Our objective is to balance the interests of Alcan and its shareholders with the legitimate interests of employees, customers and suppliers, as well as governments and the public at large. We take into account the differing social, economic and environmental aspirations of the communities in which we are active.

Alcan encourages all employees to play a voluntary role in the community. In all instances of voluntary, community and political activity, except in specific cases approved by senior management, Alcan employees participate without remuneration, in their own names and on their own time.

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WORKPLACE SECURITY
We are committed to ensuring the safety of our employees as well as the security of our assets. Alcan representatives and security staff are permitted to direct the search of persons, vehicles or property that are on Alcan premises, in accordance with local laws. All employees as well as suppliers, consultants, etc. are expected to cooperate by allowing a search of their persons and property on Company premises.

COMPLIANCE WITH THE CODE
All Alcan employees, consultants and suppliers are expected to comply with Alcan's Worldwide Code of Employee and Business Conduct and actively support its values and principles.

Any employee who fails to comply with the Code, or who withholds information during the course of an investigation regarding a possible violation of it is subject to disciplinary action up to and including dismissal. Any consultant or supplier who fails to comply with the Code may see their contract terminated or not renewed. Depending upon the nature of the noncompliance, Alcan may have the legal obligation to report the non-compliance to the appropriate authorities.

Breaches of the Code must be reported immediately to one of the following:

1. your supervisor;

2. your department or function head;

3. a Company lawyer;

4. your Human Resources department; or

5. such other means that the Company may from time to time make available (i.e., designated telephone lines).

All information will, to the extent possible, be received in confidence. No retaliatory action will be taken against anyone for making in good faith a report of a violation. However, anyone who takes part in a prohibited activity may be disciplined even if they report it. An employee's decision to report will, in all cases, be given due consideration in the event any disciplinary action is necessary.

Compliance with this Code will be measured by audits, which will include review of reporting procedures and training programs.

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QUESTIONS AND ANSWERS
Q	APPLICATION OF THE CODE TO NON-EMPLOYEES

I'm in the process of negotiating an agreement with a contractor. What should I include in the agreement to ensure that they are acting in compliance with the Code?

	A	You should add a clause such as: "The contractor acknowledges receipt of a copy of Alcan's Worldwide Code of Employee and Business Conduct and agrees to act in accordance with it in all dealings with and on behalf of Alcan".
Q	BOOKS AND RECORDS

Some clients were in town and I took them out for dinner. I have since realized that I lost the receipt. I am usually very good about keeping track of my receipts - can I be reimbursed in this case?

A

We must ensure that all financial transactions are properly recorded in Alcan's books of account; however, in this rare case where you have lost a receipt and cannot obtain a copy, you should discuss the situation with your supervisor and determine how the dinner could be documented in your expense account.

Q	I was entitled to buy a business class airline ticket for a recent business trip and then realised that it would cost $1,500 less to fly economy class. I cashed in the business class ticket for an economy class ticket, entered the business class ticket purchase in my expense account and pocketed the money saved. My friend tells me it's fraudulent but I figure that the Company has not lost out because it was going to pay that amount regardless. Is he right?
	A	Yes. If you are entitled to a business class ticket, it is to help you in carrying out your job and in being at your best when representing Alcan. In addition, by doing this, you are intentionally causing Alcan's books to be inaccurate, which is a breach of the Code.

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Q	BOOKS AND RECORDS

I worked an over-time shift to accomplish a certain task that should have taken eight hours. The job took me four hours and so I charged six hours of over-time. As I see it, I gained but so did the Company. Is this wrong?

A	Yes, it's wrong. We are not paid by the task but by hours worked, which must be accurately recorded. This is a breach of the Code.
Q	COMPETITION ISSUES

A few months back, I was at a fund-raising dinner, which was attended by one of our competitors as well. I got to talking to this one gentleman, who I have known for years. We started off by talking very generally and then he indicated that his company was looking at raising prices next month. This made me uncomfortable and so I told him that I did not think it was appropriate that we discuss this sort of information. I have since placed a call to one of our lawyers. It was just a casual conversation, did I act rashly?

A	You did the right thing. Even informal discussions among competitors, about things like prices, may be potential competition law violations. You should explain exactly what happened to your Company lawyer.
Q	I was asked by a competitor to provide information for a "benchmarking study". What should I do?
	A	Any exchange of price, cost and other sensitive information among competitors is risky; it may be seen as providing the basis for finding an unlawful agreement to restrain competition. Calling such an exchange "benchmarking" will not avoid this risk. It is essential that any such exercise can be demonstrated to have no purpose other than the lawful objective of formulating improvements in operations or processes. Alcan has a benchmarking policy stating that any proposed exchange of benchmarking information with competitors, or any request to participate in a benchmarking study with competitors must be reviewed in advance by a Company lawyer.

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Q	COMPLIANCE WITH THE CODE Who do I call or contact when I have issues regarding the Code?
	A	In most cases your supervisor, or as appropriate, department head, function head, Human Resources representative, a Company lawyer or other methods of contact the Company may from time to time make available.
Q

I am aware that two co-workers are involved in violations of the Code regarding the unauthorized use of Company property. This has been going on for a long time and I have not yet reported it but I now wish to do so. Will I be disciplined for not reporting this sooner?

	A	You should report breaches to the Code immediately. However, your decision to report and your non-involvement will be given due consideration and could mean, depending on the facts, that you will not be disciplined.
Q	CONFIDENTIAL INFORMATION AND INTELLECTUAL PROPERTY

We're hiring a consultant to do some work on our computers. There's a chance that she may see some electronic files containing confidential information. Do I need to have her sign a confidentiality agreement?

A	Yes. However, it is often sufficient, in cases where a firm of consultants is concerned, to enter into a confidentiality agreement with the firm as long as it undertakes to ensure its employees also respect Alcan's confidential information. Consult a Company lawyer in relation to the form and content of the confidentiality agreement. Even where there is a confidentiality agreement in place, we must avoid unnecessary disclosure of confidential information.

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EMPLOYEE AND BUSINESS CONDUCT

Q	CONFIDENTIAL INFORMATION AND INTELLECTUAL PROPERTY

As part of the preparation for a department fishing trip, I thought it would be fun to depict a fish on a poster with the Alcan logo as its head. Can I do this?

A	No. The Alcan logo must only be used for Company business and must only appear in the prescribed manner outlined in Alcan's corporate identity guidelines.
Q	I have a computer program at work that I would like to copy to my home computer for my wife and kids to use with no commercial use intended. Am I allowed to do so?
	A	No. You must not copy software protected by copyright law and/or licence agreements unless the owner of the copyright or the licence holder specifically grants permission to do so. You should check with a member of your Information Technology department before copying any Alcan-furnished software program to your home computer.
Q	CONFLICTS OF INTEREST I received a very expensive watch from an Alcan supplier. May I keep it?
	A	No. Do not accept any gift or entertainment other than something quite modest for which you will not be reasonably expected to have an obligation. As a rule, exercise common sense and good judgement to avoid any perception of impropriety or conflict of interest.
Q	What about my family and friends - are they subject to the same conflict of interest principles?
	A	Generally speaking, anything that could present a potential conflict for you may also present a conflict if it benefits your immediate family or friends.

WORLDWIDE CODE OF	21
EMPLOYEE AND BUSINESS CONDUCT

Q	CONFLICTS OF INTEREST

I often plan Alcan management conferences, which means that I deal with hotels, restaurants, and so on. A hotel, which we use most often, has offered a free weekend for my entire family and me. It would be a great getaway - would I be doing anything wrong if I were to accept it?

A	Yes. By accepting the free weekend, it may appear that the hotel is attempting to sway your future business decisions. Decline the offer.
Q	We often hold events on-site (meetings, celebrations, etc.) for which we order lunch and/or pastries. My uncle owns a local bakery that offers excellent quality pastries on short notice. His prices are reasonable, and he is even willing to discount his prices because of our relationship. May I suggest that we hire him without considering other suppliers?
	A	These situations must be handled on a case-by-case basis. Precisely because he's your uncle, you should avoid any appearance of favoritism. Just to be on the safe side, you should ask a colleague to compare prices with other bakeries, to make sure your uncle's price list is competitive, especially if he would be supplying your events on an ongoing basis.
Q	I would like to have my landscaping re-done, which can be quite expensive. I ran into an Alcan supplier who offered me a great deal. Can I take him up on the offer?
	A	Probably not if this is a deal that you are being offered because of this supplier's dealings, or anticipated dealings, with Alcan, that involve you. Common sense and good judgement should prevail to avoid what may be a perceived conflict of interest. If you require clarification, ask your supervisor and obtain his or her approval.
Q

I'm doing some repairs at the cottage, and an Alcan supplier offered to drive by and drop off a free load of softwood lumber. He says it's excess supply and that I'm actually doing him a favour by taking it off his hands. Can I accept the lumber?

	A	No. Regardless of how this offer is presented by the supplier, this is clearly a favour for you. By doing you a favour, he may expect that you will do him one in return. This is a conflict-of-interest situation.

WORLDWIDE CODE OF	22
EMPLOYEE AND BUSINESS CONDUCT

Q	DRUGS, ALCOHOL IMPAIRMENT AND FIREARMS

My co-workers and I often go to a local restaurant for lunch. I usually have three or four beers and return to work. My friend says that I could get into trouble at work over a few beers - is this true?

A	At Alcan, we expect all our judgements to be clear and unimpaired by alcohol. This policy is clearly for the well-being of our employees and the productivity of the Company. If in fact you are impaired on the job, whether by alcohol or drugs, you have breached the Code. You shouldn't drink on the job any more than you should drink and drive.
Q	E-MAIL AND INTERNET USAGE I received an e-mail chain letter. Can I send the letter to friends in Alcan and elsewhere using the Alcan e-mail system?
	A	No. An Alcan-furnished computer and e-mail system should not be used to originate or forward non-business matters such as chain letters. Alcan's e-mail system is provided to Alcan employees for the conduct of Alcan's business.
Q	EMPLOYEE USE OF COMPANY PROPERTY I am doing home repairs and am in need of a hammer drill. I noticed that there is one at work that is never used. Can I borrow it for the week-end?
	A	No. Do not remove (even to borrow) any Company property without prior management approval.

WORLDWIDE CODE OF	23
EMPLOYEE AND BUSINESS CONDUCT

Q	ENVIRONMENT, HEALTH AND SAFETY

I accidentally backed my lift-truck into a barrel of solvent and knocked it over. My co-workers cleaned up the spill and no traces were left. Do I still need to report it?

A	Yes. Even minor spills or other environmental incidents must be reported immediately.
Q	Something at work causes me occasionally to have sore and watery eyes. I have brought this to the attention of senior co-workers who have told me to stop complaining. What should I do?
	A	You should speak to your supervisor. Any potential hazards in the workplace must be identified.
Q	GOVERNMENT RELATIONS I received a request from a governmental representative asking for access to certain files related to a project that I am working on. Can I hand over the information?
	A	Unless the authority has a search warrant, first discuss the matter with a Company lawyer. If, however, the authority (a police officer, for instance) has a search warrant, cooperate immediately but contact a Company lawyer without delay.

WORLDWIDE CODE OF	24
EMPLOYEE AND BUSINESS CONDUCT

Q	HUMAN RIGHTS AND THE WORKPLACE

A co-worker of mine is a member of a visible minority who moved here from another country. Other co-workers often make derogatory comments about his background. These comments are usually made behind his back, but sometimes even to his face. I feel very bad about this. What can I do?

A	Two things. First, speak to the co-workers making these comments and let them know that you find their comments offensive, inappropriate, and in violation of Alcan's Code. Second, if it doesn't stop, report these unacceptable remarks to your supervisor.

Racial discrimination takes many forms, both overt and insidious, spoken and unspoken. Overcoming racist attitudes is an ongoing challenge. It begins with each of us in our communities and our places of work. Alcan is a multinational, multiracial corporation operating in many countries around the world, representing many races and faiths. For Alcan to continue to succeed and prosper, each of those employees must receive the respect they deserve.

Q	One of my co-workers is gay and I know that he has been denied a promotion by his supervisor on the basis of his sexual orientation. What should he do?
	A	Discrimination on the basis of sexual orientation is not permitted at Alcan. Your co-worker should consult his Human Resources representative who in turn may consult a Company lawyer.
Q	A supplier to our plant uses child labour in his manufacturing and assembly operation. I found out about this through a contact who works there. As far as I know, Alcan management is unaware of the situation. What should I do?
A

Report the situation immediately to your supervisor. Our Code clearly states that Alcan does not hire or approve of child or forced labour in any form (which includes by our suppliers), in any country in which we operate.

WORLDWIDE CODE OF	25
EMPLOYEE AND BUSINESS CONDUCT

Q	IMPROPER PAYMENTS TO OFFICIALS I have heard about "facilitating payments", which may not in fact be illegal. May I make such payments?
A

The law distinguishes between facilitating payments and bribes, (i.e. it allows certain facilitating payments). Of course, these payments must also be allowable under the other country's laws. The dividing line between facilitating payments and improper payments is often difficult to determine. Therefore, if in doubt, consult a Company lawyer.

Q	INTERNATIONAL BUSINESS

I sometimes hear stories that certain agents use money paid by other companies for expensive gifts to senior foreign government officials. I'd like to stay competitive. What are my responsibilities and/or restrictions?

A

Alcan's policy is to comply with the laws wherever we do business. You have an obligation to adhere to laws that forbid such gratuities to government officials. You must immediately report any situation that concerns you to your supervisor and a Company lawyer. Otherwise, you may expose Alcan and yourself to legal sanctions.

Q	MARKETING AND SALES Someone has asked me to compare our products with our competitors. Can I tell them a few white lies to get them to buy our products?
	A	No. In marketing and sales where comparisons are permitted by law, we must compare our products accurately to those of our competitors.

WORLDWIDE CODE OF	26
EMPLOYEE AND BUSINESS CONDUCT

Q	POLITICAL ACTIVITY

I am doing some volunteer work for an upcoming municipal election. I would like to use the office fax machine to send out some campaign material. This involves only local calls and will be done after business hours. Is this okay?

A	No. You may not use Alcan facilities for political purposes.
Q	Our office has been solicited to make a major donation to the mayor's re-election campaign. He's going to win easily, and our relationship with City Hall is important to us. Can we send him a cheque?
	A	Donations to political campaigns or parties, whether at the local or national level, can only be made when approved by Alcan's CEO.
Q	SECURITIES LAW AND INSIDER TRADING

While eating at a restaurant today, I overheard two of Alcan's managers talking about Alcan's imminent plans to buy another company. Since I consider them to be reliable sources, can I purchase Alcan shares?

A

No. You may not trade in Alcan securities, products, or raw materials while possessing material information about Alcan that has not been publicly disclosed. Nor may you pass such information on to others. You can buy stock only after such information becomes publicly available. Buying stock based on insider information could subject you to disciplinary measures and even criminal prosecution.

Q

I am a participant in an Alcan employee savings plan and, although I am not part of management, I have become aware of important insider information that could have an impact on Alcan's share price. Can I effect a transaction in my Savings Plan that would involve Alcan's Shares before the information I am privy to becomes publicly known?

A

No. Neither you nor anyone else can enter into such a transaction, or any other transaction, directly or indirectly involving Alcan Shares, while possessing such information before it is publicly disclosed. Share-related transactions of any variety, based on inside information, is a breach of the Code and could make you subject to criminal prosecution. Whenever in doubt, contact a Company lawyer.

WORLDWIDE CODE OF	27
EMPLOYEE AND BUSINESS CONDUCT

Q	SECURITIES LAW AND INSIDER TRADING

One of our consultants is working on the slides and presentations for the Annual General Meeting, where we will be announcing a split of Alcan stock. Is he considered an insider, or can he buy the stock and tell his friends about it?

A

He's considered an insider, bound by the rules of insider trading. He cannot trade on this privileged information. If he does, he may be subject to sanctions and even criminal prosecution. If he informs you that he has traded our stock on this basis, you are duty bound to tell your supervisor immediately.

Q	SEXUAL HARASSMENT, WORKPLACE HARASSMENT AND VIOLENCE

My female colleague tells me that her boss often makes comments about her "sexy walk". She knows that he thinks it is harmless, but his comments and the way he leers at her make her work environment very uncomfortable. Is this sexual harassment?

A

Sexual harassment may include innuendoes that could be offensive, and this type of comment is considered inappropriate. Comments or behaviour that are in any way ambiguous or subject to misinterpretation should be avoided - they may constitute sexual harassment.

Q	My boss has been making suggestive comments to me, for example, suggesting that we get together after work. I've made it clear to her that I'm happily married and not available, but she keeps coming on to me. I'm very uncomfortable with the situation. What should I do?
A

Sexual harassment can happen regardless of the sexes of the individuals concerned. In the workplace, sexual harassment is often about power and the difficulty of fending off inappropriate advances from people you work for. Any form of sexual harassment, including unwelcome suggestive comments, is unacceptable. If your boss persists, speak to her supervisor who will deal with the situation.

WORLDWIDE CODE OF	28
EMPLOYEE AND BUSINESS CONDUCT

Q	SEXUAL HARASSMENT, WORKPLACE HARASSMENT AND VIOLENCE

My co-workers are constantly picking on me, or else are ignoring me altogether. This makes my work environment almost unbearable. Can I do anything?

A

At Alcan, we strive to maintain a work environment in which the personal dignity of the individual is respected by the Company and other employees. We do not tolerate the behaviour that you describe. You should discuss this matter with your supervisor.

Q	SHAREHOLDER, MEDIA AND COMMUNITY RELATIONS

From time to time, I receive calls from the local media, analysts, and even shareholders, with questions related to the Company and its business. I read the Annual Report every year and consider myself to be knowledgeable about the Company. May I answer their questions?

A

No. The questioner's motives may not be apparent. Please refer any such questions to either Media Relations [1 (514) 848-1342] or Investor Relations [1 (514) 848-8368] as appropriate. That's their job. Let them take care of such inquiries.

Q	WORKPLACE SECURITY

I was leaving work one night and our security staff was searching everyone's bag. It seems that a portable computer had gone missing from someone's office. Does Alcan security have the right to search our belongings?

A

Yes, subject to local laws, Alcan security staff (or Alcan representatives) are permitted to direct the search of persons, vehicles or property that are on Alcan premises. All employees as well as suppliers, purchasers, etc. are expected to cooperate with such searches.

COMPANY CONTACTS

Your Supervisor is normally your main contact for Code-related matters.

Other contacts are:

• Your Human Resources Representative

Name: ________________________________________________________________________________________________________________

Phone: _______________________________________________________________________________________________________________

• Your Company Lawyer

Name: ________________________________________________________________________________________________________________

Phone: _______________________________________________________________________________________________________________

• Your Business Group's Compliance Officer

Name: ________________________________________________________________________________________________________________

Phone: _______________________________________________________________________________________________________________

• Alcan's Ombudsman

Phone: +1 (514) 848-8000 (Alcan network: 5-344-8000)

E-mail: ombudsman@alcan.com

Please note that this contact information may change from time to time.

To view updates, please consult the electronic version of the Code on the intranet (web.alcan.com), under publications, or on the Internet

(www.alcan.com).

Alcan Inc. 1188 Sherbrooke Street West Montreal, Quebec H3A 3G2 Canada www.alcan.com Printed in Canada (34100E-2002)	Mailing Address: P.O. Box 6090 Montreal, Quebec H3C 3A7 Canada Telephone: (514) 848-8000 Telecopier: (514) 848-8115